

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Bank of America Debenture-Backed
Series 2005-2
CUSIP NO. 80409R109
CUSIP NO. 80409R109

Distribution Date January 3, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Units	Beginning Principal	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
A Units	$25,000,000.00	$0.00	$25,000,000.00	6.87500%	30/360	$859,375.00	$0.00	$859,375.00
B Units	$3,365,000.00	$0.00	$3,365,000.00	$47.771	per Unit	$160,749.42	$0.00	$160,749.42

Underlying Security AON CORP 8.205% 1/01/27	
Payment Dates	June/December or NBD
Cusip	037389AK9
Current Principal Balance	$25,000,000.00
Annual Coupon Rate (Fixed)	8.20500%
Interest Payment Received	$1,025,625.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.58

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
03738Q204	Baa3 (Watch Neg)	BBB- (Watch Neg)	Baa3	2-Feb-05	BBB-	21-Nov-08
03738QAA3	Baa3 (Watch Neg)	BBB- (Watch Neg)	Baa3	2-Feb-05	BBB-	21-Nov-08
Underlying Security	Baa3 (Watch Neg)	BBB- (Watch Neg)	Baa3	10-Jul-09	BBB-	20-Nov-08

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.